AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, MN 55474

April 14, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ameriprise Certificate Company (“ACC” or the “Registrant”)

Ameriprise Step-Up Rate Certificate (the “Certificate”) Registration Statement

File No. 333-200195; 811-00002

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on December 12, 2014 for the above-referenced registration statement on Form S-1 (the “Filing”). Comments and responses are outlined below.

Comment 1:	The cover page includes bulleted points that briefly describe the features of the Certificate Company. The third bullet point states that investors will have the “Option to step up to a higher interest rate (if available) during the term.” Please disclose all fees, if any, charged to investors that exercise the option to step up to a higher interest rate.

Response:	There are no fees charged in connection with exercising the step-up option.

Comment 2:	On the cover page, the second sentence of the fourth bulleted point discloses that, “Clients may not have a term option available to take them to 20 years. In that case they may reach maturity prior to 20 years; e.g., 6 consecutive 3-year terms.” Are the term options (i.e., options to invest in successive terms) only available if those options do not extend the maturity of the certificate beyond 20 years? We note that the registration statement later states, “But if your certificate is nearing its 20-year maturity, your term will automatically renew to the longest term available that will not exceed the 20-year maturity.” Please clarify accordingly.

Response:	We have deleted the second sentence from the bullet on the front cover and revised the explanation on page 4 of the prospectus, which will state:

When your certificate term ends, we will automatically renew your certificate for the same term length, or, if that term length would extend the certificate past its maturity date, the longest term that would not exceed the 20-year maturity. You may select a different renewal term prior to the end of any grace period; however, no renewal term may be selected that would carry the certificate past its maturity date.

PROSPECTUS

Comment 3:	In the section “Initial Interest Rates for Ameriprise Step-Up Rate Certificate,” in the narrative preceding the table of interest rates for the investor’s initial term, you state, “…the rate will be within a specified range of the Non-Jumbo Deposits National Rates as published by the FDIC.” Please also disclose the range of interest rates specified later in the prospectus, i.e., disclose the actual ranges listed in the “About the Certificate” section below. If true, please disclose the rate will never be lower than zero.

AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Response:	The disclosure will be revised to read: For your initial term, the rate will be within a specified range of the Non-Jumbo Deposits National Rates as published by the FDIC. ACC also guarantees that your rate for the initial term will never be less than 0.00%, even if the published range falls below 0.00%. See “About the Certificate” for more explanation. (emphasis added)

The actual range of interest rates is not yet available, but will be added to the section “About the Certificate” for the definitive registration statement filing.

Comment 4.	The last paragraph in the “Initial Interest Rates for Ameriprise Step-Up Rate Certificate” section states, “These rates may or may not have changed when you apply to purchase your certificate.” Revise the sentence to state that, “These rates are subject to change and may not be available when you apply to purchase your certificate.”

Response:	The referenced disclosure will be revised accordingly.

Comment 5.	In the section “Risk Factors” for step-up risk, please quantify or define the word “slightly” as used in the sentence, “You may accept a slightly lower initial rate . . . .” Otherwise, delete the word “slightly.” Additionally, clarify that in most circumstances, investors will receive (emphasis added) a lower initial rate than the rate of comparable products due to the step-up feature of this certificate.

Response:	The sentence has been revised to state that “In most circumstances, you will receive a lower initial rate than other comparable products because of the step-up feature.”

Comment 6.	In the section “Step-Up Rates” on page 7, use bold font or otherwise highlight the sentence, “You are responsible for choosing whether and when to request a step-up in rate for your certificate during the initial and subsequent terms and communicating your request to your advisor or our corporate office.” Additionally, include the specific contact information for the Certificate Company’s corporate office or a page reference where that information can be found.

Response:	The referenced disclosure will be revised accordingly. A cross-reference to the inside back cover which contains the contact information will be added.

Comment 7.	The section “Rates available for Step-Up – First Term” on page 7 describes the minimum step-up rates that will be available during the investor’s first term. The disclosure states, “[W]e guarantee that the rates available for step-up during your first term will not be less than the bottom of the range relative to the Non-Jumbo Deposits National Rate noted for your selected term under Rates for New Purchases in this (emphasis added) prospectus.” If appropriate, consider replacing the word, “this,” with the following: “the prospectus in effect at the time of your initial purchase,” to avoid confusion with rates posted in subsequent registration statements.

Response:	The referenced disclosure will be revised accordingly.

Comment 8.	In the section “Rates available for Step-Up – Subsequent Terms” on page 7, to highlight the distinction from the minimum step-up rates available in the first term and, to avoid investor confusion, consider using bold font for the phrase, “Minimum step-up rates for your second and subsequent terms are not guaranteed,” in the first sentence of this section.

Response:	The referenced disclosure will be revised accordingly.

Comment 9.	In the “Example” section on page 8, the narrative preceding the table states that, “All rates and ranges are illustrative.” However, given that the current Non-Jumbo Deposits National Rate for a 12 month certificate of deposit is approximately .20%, please revise the table to more accurately reflect the current interest rate environment. Other examples should also be based on more current rates.

AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Response:	The table will be revised. Please see the appendix for an updated example.

Comment 10.	Consider bolstering the above-mentioned narrative and example by describing a scenario in which the Non-Jumbo Deposits National Rate does not increase sufficiently to create a step-up rate opportunity for the investor.

Response:	The table will be revised. Please see the appendix for the example.

Comment 11.	The example at the top of page 8 “illustrates how the step-up rate feature functions for a 2-year term.” The table uses the terms, “Minimum rate for step-up basis” and “Actual rate for new purchases.” However, the narrative below the table uses the terms, “step-up basis (new money rate)” and “minimum step-up basis.” Please define these terms and harmonize them to avoid investor confusion. For example, is the “Actual rate for new purchases” the same as the “step-up basis (new money rate)?” If so, revise the disclosure accordingly.

Response:	The referenced disclosure will be revised accordingly.

Comment 12.	The narrative following the table on page 8 states, “This example illustrates how it is possible that the step-up basis (new money rate) could increase more or less than the index, but is guaranteed to exceed the minimum step-up basis.” Consistent with prior disclosure, prominently state that investors will have the option to step-up their rate to the rate offered to new purchasers of certificates with the same term.

Response:	The referenced disclosure will be revised accordingly.

Comment 13.	The disclosure on page 7, under the section “Step-up Rates” states, “The rate to which you can step up will be the then-current new purchase rate for the same term as your current certificate term.” In your comment response letter, please explain the rationale for calculating the “minimum rate for step-up basis” if the “new money rate” (i.e., the rate received by new purchasers of certificates with the same term as investors) is guaranteed (emphasis added) to exceed the minimum step-up basis.

Response:	The step-up basis is guaranteed to exceed the minimum, but the new money rate is not guaranteed to exceed the minimum step-up basis.

Comment 14.	The Directors and Officers table of information regarding the Directors includes a column regarding, “Other Directorships.” Confirm that the information provided includes other directorships held during the past five years.

Response:	The information will be updated and confirmed for the definitive filing.

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (612) 671-7981 or MaryEllen McLaughlin at (617) 385-9540.

AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Sincerely,

/s/ Tara W. Tilbury, Esq.

Tara W. Tilbury, Esq.
Vice President and Chief Counsel
Ameriprise Financial

AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Appendix

Comments 9 and 10:

The following example illustrates how the step-up feature functions for a 2-year term. All rates and ranges are illustrative. Actual ranges relative to the index are described under “Rates for New Purchases.”

	At Purchase	12 months after purchase	18 months after purchase

Non-Jumbo Deposits National Rate for 24-month CDs (NJDNR)	0.50%	1.25% (75 basis points higher than at purchase)	2.00% (150 basis points higher than at purchase)

Rate range for new purchases	10 basis points below to 90 basis points above the NJDNR = 0.40% to 1.40%	N/A	N/A

Minimum rate for step-up basis	N/A	1.15% (10 basis points below the NJDNR)	1.90% (10 basis points below the NJDNR)

Actual rate for new purchases	0.75%	1.20% (45 basis points higher than at purchase)	2.55% (180 basis points higher than at purchase)

Potential action	Purchase a new 2-year term with a guaranteed rate of 0.75%	Elect to step-up to 1.20% for the remainder of the term (12 months)	Elect to step-up to 2.55% for the remainder of the term (6 months)

This example illustrates how it is possible that the step-up basis (actual rate for new purchases) could increase more or less than the index, but is guaranteed to exceed the minimum step-up basis.

This second example illustrates how it is possible that the NJDNR does not increase enough to guarantee a step-up opportunity.

	At Purchase	12 months after purchase	18 months after purchase

Non-Jumbo Deposits National Rate for 24-month CDs (NJDNR)	0.50%	0.65% (15 basis points higher than at purchase)	0.85% (35 basis points higher than at purchase)

Rate range for new purchases	10 basis points below to 90 basis points above the NJDNR = 0.40% to 1.40%	N/A	N/A

Minimum rate for step-up basis	N/A	0.55% (10 basis points below the NJDNR)	0.75% (10 basis points below the NJDNR)

Actual rate for new purchases	0.75%	0.75% (same as at purchase)	0.75% (same as at purchase)

Potential action	Purchase a new 2-year term with a guaranteed rate of 0.75%	No step-up available (rate unchanged)	No step-up available (rate unchanged)